Exhibit 99.1

April 15, 2026

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, it is hereby informed that Wipro Limited, through its subsidiaries, has signed a definitive agreement on April 14, 2026 to acquire select customer contracts of Alpha Net Consulting LLC and its subsidiaries.

Details as required under SEBI Master Circular for Compliance with the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with relevant Circulars issued by NSE and BSE, as amended from time to time are provided in Annexure-1.

This is for your information and records.

Thanking you.

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

Annexure -1

Details as required under SEBI Master Circular for Compliance with the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with relevant Circulars issued by NSE and BSE, as amended from time to time:

Sr. No.	Particulars	Description
1	Name of the target entity	Acquisition of select customer contracts of Alpha Net Consulting LLC and its subsidiaries (together referred to as “Alpha Net Group”)

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No

3	Industry of Target entity	Information Technology services

4	Acquisition objectives and Impact of acquisition	The business acquisition will enable Wipro’s access to certain key clientele, their customer contracts as well as the related workforce, which will augment Wipro’s existing AI- powered, and Consulting-led application services capabilities, thus helping drive new growth opportunities.

5	Government or regulatory approval required	None

6	Indicative time period for completion of acquisition	The transaction is expected to be completed by June 30, 2026.

7	Nature of consideration	Cash

8	Cost of acquisition and / or the price at which the shares are acquired	Purchase consideration of up to US$ 70.8 Million, subject to customary closing adjustments as per terms of the purchase agreement. The purchase consideration includes a deferred consideration in the form of earnout, payable subject to achievement of certain performance metrics / conditions.

9	Percentage of shareholding acquired	Not applicable, as the transaction constitutes a business acquisition and not an entity acquisition.

10	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Wipro is acquiring certain customer contracts from the Alpha Net Group, which was founded in 2001 and is headquartered in Santa Clara, California, USA with additional presence in Singapore, India, UK, and Netherlands. The Alpha Net Group provides enterprise software development, data engineering, and managed services for global clientele in an AI-first world.

Alpha Net Group’s revenue from the select customers whose contracts have been acquired by Wipro, for the last 3 completed years (for the period ended 31 December): USD 27.9 Mn (CY23); USD 34.4 Mn (CY24); and USD 37.3 Mn (CY25).